Kathleen L. Werner
Partner
TEL +1 212 878 8526
FAX +1 212 878 8375
kathleen.werner@cliffordchance.com

November 21, 2012

VIA EDGAR AND BY FEDERAL EXPRESS

Stacie Gorman
Jennifer Gowetski
Mail Stop 3010
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-0404

Re:	Re: Corporate Property Associates 18 – Global Incorporated
Registration Statement on Form S-11
Filed on November 21, 2012
CIK No. 0001558235

Dear Ms. Gorman and Ms. Gowetski:

        On behalf of our client, Corporate Property Associates 18 – Global Incorporated, a Maryland corporation (the "Company"), we transmit for filing the Company's Registration Statement on Form S-11 (the "Registration Statement"). Prior to this filing, the Company filed a confidential submission pursuant to the Securities Act of 1933, as amended (the "Securities Act"), and the Jumpstart Our Business Startups Act, on September 13, 2012 (the "Draft Registration Statement"). The Registration Statement includes changes made in response to the comments of the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission contained in the Staff's letter, dated October 11, 2012, with respect to the Draft Registration Statement.

        Set forth below are the Company's responses to the Staff's October 11, 2012 comments. The responses are set out in the order in which the comments were set out in the Staff's letter and are numbered accordingly.

        We have enclosed with this letter a marked copy of the Registration Statement, which was submitted today by the Company via EDGAR, reflecting all changes made to the Draft Registration Statement. All page references in the responses below are to the pages of the blacklined version of the Registration Statement.

        In addition, we have enclosed with this letter drafts of the legal and tax opinions, which the Company intends to file as Exhibits 5.1 and 8.1, respectively, to the Registration Statement in a future amendment.

Stacie Gorman
Jennifer Gowetski
United States Securities and Exchange Commission

General

1.
Please submit all written sales materials proposed to be transmitted to prospective investors, orally or in writing, including that intended for broker-dealer use only. Please be aware that we will need time to review these materials. In addition, note that sales materials must set forth a balanced presentation of the risks and rewards to investors and should not contain any information or disclosure that is not contained in or derived from the prospectus. For guidance, refer to Item 19.D of Industry Guide 5.

          The Company expects that its promotional material and sales literature will include a brochure summarizing the material terms of the offering, a PowerPoint presentation, a one-page fact sheet and a website. These materials are in the process of being prepared. The Company will provide the Staff with all promotional material and sales literature prior to the commencement of the offering.

2.
Please supplementally provide us with any written materials that you or anyone authorized to do so on your behalf provides in reliance on Section 5(d) of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited investors. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

          Neither the Company nor anyone authorized on its behalf has prepared any written materials in reliance on Section 5(d) of the Securities Act to potential investors and the Company is not aware of, and has not participated in the preparation of, any research reports written about the Company by any broker or dealer that is participating or will be participating in the Company's offering. If either of these circumstances should change, the Company will provide the Staff with the applicable written materials or research reports, as the case may be.

3.
We note that you may invest in mortgage loans secured by commercial real properties and equity and debt securities, loans and other assets related to entities that are engaged in real estate-related businesses. We also note that you intend to operate your business in a manner that will permit you to maintain an exemption from registration under the Investment Company Act of 1940. Please provide us with a detailed analysis of the exemption that you and your subsidiaries intend to rely on and how your investment strategy will support that exemption. Please note that we will refer your response to the Division of Investment Management for further review.

          The Company intends to conduct its operations so that it will comply with the 40% test under section 3(a)(1)(A) of the Investment Company Act of 1940, as amended (the "Investment Company Act"), which defines an investment company as any issuer that is or holds itself out as being engaged primarily in the business of investing, reinvesting or trading in securities. Section 3(a)(1)(C) of the Investment Company Act defines an investment company as any issuer that is engaged or proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities and owns or proposes to acquire investment securities having a value exceeding 40% of the value of the issuer's total assets (exclusive of U.S. Government securities and cash items) on an unconsolidated basis (the "40% test"). The Company's only asset will be its general partnership interest in its subsidiary operating partnership (the "Operating Partnership").

Stacie Gorman
Jennifer Gowetski
United States Securities and Exchange Commission

  The Company will conduct all of its business and hold all of its assets through the Operating Partnership. Additionally, since the Company will be primarily engaged in non-investment company businesses related to the ownership of real estate, it believes that it will not be considered an investment company under Section 3(a)(1)(A).

          The Company expects the Operating Partnership to qualify for the exemption provided by Section 3(c)(5)(C), which is available for entities "primarily engaged in the business of purchasing or otherwise acquiring mortgages and other liens on and interests in real estate." The Staff, in prior no-action letters, has provided guidance the requirements for this exemption, which generally has focused on whether at least 55% of these subsidiaries' assets must be comprised of qualifying real estate assets and at least 80% of each of their portfolios must be comprised of qualifying real estate assets and real estate-related assets under the Investment Company Act (the "Relevant No-Action Conditions"). As stated in the Registration Statement, the Company expects that for the foreseeable future, at least a majority of the Operating Partnership's assets will consist of real properties owned by the Operating Partnership and leased to third parties. While the Operating Partnership may also invest in mortgage loans, equity and debt securities, loans and other real estate-related assets, the Company does not expect such assets to be a material portion of its assets for the foreseeable future. The Operating Partnership intends to operate in a manner to comply with the Relevant No-Action Conditions and will monitor its holdings to ensure continuing and ongoing compliance.

4.
Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

          The Company expects to adopt a logo, which it has included in the Registration Statement. Other than the logo, there are no other graphics, maps, photographs, related captions or other artwork which the Company intends to use in the prospectus.

5.
We note that you may conduct the share repurchase program during the offering period of the shares being registered under this registration statement. Please be advised that you are responsible for analyzing the applicability of Regulation M to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007. To the extent you have questions as to whether the program is entirely consistent with that class exemption you may contact the Division of Market Regulation.

          The Company respectfully advises the Staff that it has considered the elements of its proposed share redemption plan in light of the class relief granted by the Division in the class exemptive letter granted to Alston & Bird, LLP dated October 22, 2007 and has concluded that its plan is consistent with the class relief granted by the Division.

Questions and Answers About This Offering, page 4

What are the implications of being an "emerging growth company?", page 8

Stacie Gorman
Jennifer Gowetski
United States Securities and Exchange Commission

6.
Please revise to include disclosure regarding all of the exemptions that would be available to you under the JOBS Act.

          In response to the Staff's comment, the requested disclosure has been added on pages 8 and 37.

Why are we offering two classes of our common stock...?, page 8

7.
Please clarify whether an investor can choose between the two classes of stock and why the initial redemption price per share of Class C Shares is $8.70 while the initial redemption price per share of Class A Shares is $9.30.

          In response to the Staff's comment, the requested disclosure has been added on pages 9 and 10.

8.
We note your disclosure on page 10 that if there are remaining assets available for distribution to your common shareholders after each class has received its NAV "(which is not likely because NAV would be adjusted upward prior to the liquidating distribution)." Please revise to briefly explain why this would be the case.

          In response to the Staff's comment, the disclosure has been removed, as the Company expects that the NAV of each class will equal the liquidating distributions to the common shareholders of that class.

Prospectus Summary, page 14

Compensation, page 20

9.
Please revise the table to provide the estimated maximum amount to be paid for each category. Please note that, disclosure regarding the maximum payable upon investments should take into account your ability to leverage your investments up to 75%. Additionally, please clarify the additional fees payable with respect to the Class C shares and disclose the total maximum to be paid by Class C shareholders. Please make similar revisions to the table starting on page 51 as appropriate.

          In response to the Staff's comment, the requested disclosure has been revised on pages 22-31 and pages 70 and 73.

10.
We note that you will reimburse your advisor for personnel costs. Please specifically state whether you will reimburse your advisor for the salaries and benefits to be paid to your named executive officers. If so, please tell us what consideration you have given to providing the disclosure required by Item 402 of Regulation S-K regarding compensation of your named executive officers. Refer to Item 402(a)(2), which requires disclosure of compensation paid "by any person for all services rendered in all capacities to the registrant."

          In response to the Staff's comment, the Company has revised its disclosure to clarify that it will not reimburse its advisor for the salaries and benefits to be paid to its named executive officers. The Company will revise the disclosure on pages 26 and 65 to state "...we will not

Stacie Gorman
Jennifer Gowetski
United States Securities and Exchange Commission

  reimburse our advisor for the salaries and benefits paid by our advisor and its affiliates to our named executive officers, or for the cost of other personnel to the extent such personnel are used in transactions (acquisitions and dispositions) for which our advisor receives a transaction fee."

11.
We note that the CPA®: 18 Holdings will be entitled to distributions based on its special general partner profits interest. Please clarify whether this is in addition to incentive fees that are payable to the advisor. Please clarify whether distributions CPA®: 18 Holdings and to the advisor are subordinate to the shareholders receiving a 6% preferred return.

          In response to the Staff's comment, the Company supplementally advises the Staff that there are no additional incentive fees payable to the advisor upon a listing or liquidity transaction. Distributions payable to CPA®: 18 Holdings upon a liquidity event, such as a listing, sale of assets or merger, are subject to a return to stockholders of 100% of invested capital plus the 6% preferred return. This fact is noted in the Management Compensation table on pages 31 and 72 under the headings "Dispositions/Liquidation Stage—Distribution Upon Listing" and "—Interest in Disposition Proceeds." Distributions payable to CPA®: 18 Holdings during the Company's operational stage and disposition fees payable to the advisor on individual asset sales are not subject to a preferred return to stockholders. This has been clarified on pages 30 and 72.

Risk Factors, page 27

If we internalize our management functions..., page 33

12.
In this risk factor, you discuss internalizing your advisor. If applicable, please explain that upon any internalization, certain key employees may not remain with the entities but will instead remain employees of the sponsor or its affiliates. In addition, please add a risk factor addressing the impact on you if the advisor is internalized by another W.P. Carey entity.

          In response to the Staff's comment, the requested disclosure has been added on page 42.

Stacie Gorman
Jennifer Gowetski
United States Securities and Exchange Commission

Management Compensation, page 51

Asset Management Fee, page 55

13.
Please explain how you determined the asset management fee would be $2.1 million based on the minimum offering amount and 50% leverage. Further, please clarify how you determined the 75% leverage calculation in footnote 3.

          The Company respectfully advises the Staff that the $2.1 million figure on page 67 (which is now $1.8 million in the Registration Statement) represents the average market value of investments made assuming that the Company sells the minimum offering amount of $2.0 million in shares and 50% leverage, and not the amount of the asset management fee. The Company further respectfully advises the Staff that calculations for the asset management fees and other fees described in the "Management Compensation" section have been revised due to an increase in SEC and FINRA filing fees.

          As a result, the disclosure has been revised on pages 66 and 67 to reflect that, assuming 50% leverage, the annual asset management fee is estimated to be $8.8 million if the Company sells the maximum offering amount of $1.0 billion and $9,071 if the Company sells the minimum offering amount of $2.0 million. In addition, the disclosure has been revised on page 73 to clarify the amount of the acquisition and asset management fees assuming 75% leverage.

Prior Programs, page 65

14.
Please revise to provide a narrative explanation to the chart beginning on page 66 to explain its purpose and provide descriptions of how such amounts are calculated. In particular, highlight that these returns relate a hypothetical investor who purchased shares in the initial public offering and held the shares through the completion of a liquidity event and that the timing of any purchase may significantly impact any returns. In addition, please balance your statement that no full term investor has lost money in any completed CPA® program with a description of the impact of timing on any investment as well as a brief description of your adverse business developments.

          In response to the Staff's comment, the requested disclosure has been added on pages 80 and 82.

Total Distributions From Operations, page 71

15.
We note footnote (1) on page 71. Please clarify what you mean by "adjusted cash flow from operations" and reconcile the percentages attributed to CPA®: 17 to the "% Coverage" column on page 73.

          The Company respectfully advises the Staff that the disclosure in footnote (1) on page 86 disclosed the sources of distributions for CPA®:17—Global based on adjusted cash flow from operations, which is a non-GAAP measure that reflects adjustments for, among other things, cash flows paid to non-controlling partners in consolidated joint ventures. The table on p. 88 shows the distribution coverage for CPA®:17—Global and other CPA®: REITs on a GAAP basis. Footnote (1) on page 86 has been revised to remove the non-GAAP measure and to reference the table showing the distribution coverage on a GAAP basis.

Stacie Gorman
Jennifer Gowetski
United States Securities and Exchange Commission

Acquisitions, page 74

16.
In the first paragraph, please remove the dollar sign preceding the amount of square feet in subclause (2) or advise.

          In response to the Staff's comment, the correction has been made on page 89.

Correlation of CPA Programs with Inflation and Other Investment Strategies, page 76

17.
We note your disclosure on page 76 regarding the diversification of real estate. Please provide additional detail regarding your proposed disclosure and why you believe it is appropriate. Tell us whether you intend to compare direct ownership of real estate or ownership in REITs with other investments. In addition, please tell us specifically why you believe that CPA programs may serve as a portfolio stabilizer or remove the statement.

          The Company respectfully advises the Staff that the disclosure on page 92 may be helpful to investors in evaluating an investment in us by showing how an investment in a CPA Program may be a way for investors to diversify their portfolios by potentially reducing risk and increasing return. The disclosure has been revised to demonstrate this in two ways: (1) by comparing a hypothetical portfolio that contains a typical mix of equity and bond investments but does not have an investment in a CPA Program, with another hypothetical portfolio that contains a lower percentage of equity and bonds but also includes an investment in a CPA Program, and (2) by comparing the respective correlations of the CPA Programs and the FTSE NAREIT Equity Index (which includes all REITs traded on the New York Stock Exchange, the NASDAQ National Market System and the American Stock Exchange) with various equity and bond indices. Through the first comparison of the hypothetical portfolios, the Company is able to show that the return in the portfolio that includes an investment in a CPA Program was higher, while the associated risk was lower, than the portfolio that does not include an investment in a CPA Program. Through the second comparison, the Company is able to show that CPA Programs have been less correlated to various equity indices, and more negatively correlated to the bond indices, than the FTSE NAREIT Equity Index. Through both of the these comparisons, the Company believes that it is providing useful information to the investor that may help them to evaluate an investment in the Company and determine whether an investment in a CPA Program would benefit their portfolio.

          Please note that the statement about the CPA Programs acting as a portfolio stabilizer has been removed.

Management, page 81

18.
For each named executive officer, director, or significant employee, please ensure that you provide the month and year each individual's employment started and ended with each entity referenced. If an officer or director assumed a different position during their tenure with a particular entity, please provide this date as well. This disclosure should be provided regarding their experience for at least the past 5 years. Please revise your disclosure to provide all information required by Item 401 of Regulation S-K. For example only, with respect to Ms. Hyde, please disclose when she became the Managing Director, Corporate Secretary, and Director of Investor Relations for W.P. Carey.

Stacie Gorman
Jennifer Gowetski
United States Securities and Exchange Commission

          In response to the Staff's comment, the disclosure has been removed on page 102.

Security Ownership of Certain Beneficial Owners..., page 95

19.
Please identify the individual(s) that exercise investment control over the shares held by Carey REIT II.

          In response to the Staff's comment, the requested disclosure has been revised on page 114.

Investment Objectives, Procedures and Policies, page 97

20.
We note your disclosure that "you are unable to predict at this time what percentage of [your] assets may consist of other types of investments." Based on your current expectations and estimates, please revise your disclosure to assign percentages to each asset class to clarify the allocation of your investment portfolio or advise.

          In response to the Staff's comment, the disclosure on page 117 has been removed and revised to clarify that the Company does not have targeted investment percentages for the asset classes that the Company anticipates to pursue in executing its investment strategy, but that the Company currently expects that, for the foreseeable future, at least a majority of its investments will be in commercial properties leased to tenants under triple-net leases.

Investments with other Operating CPA REITs and/or W.P. Carey, page 101

21.
We note that you may enter into joint ventures with affiliates. Please clarify how fees will be handled in these situations.

          In response to the Staff's comment, the requested disclosure has been revised on page 122.

Description of Shares, page 138

Class C Shares, page 138

22.
Please clarify the maximum amount of fees to which shareholders who purchase Class C shares will be subject.

          In response to the Staff's comment, the requested disclosure has been added on page 167.

Summary of Our Distribution Reinvestment and Stock Purchase Plan, page 143

Redemption of Shares (Class A and Class C Shares), page 145

23.
We note your disclosure on page 147 that you "are not required to provide advance notice of any decision to amend, suspend, terminate or change or waive limitations under, the redemption plan." The proposed notice period appears to be inconsistent with the no-action letter relief granted to issuers engaged in redemption programs with similar

Stacie Gorman
Jennifer Gowetski
United States Securities and Exchange Commission

  characteristics as your proposed program. Please provide a legal analysis explaining how the elements of your share repurchase program are consistent with relief granted by the Division of Corporation Finance in prior no action letters. See, for example, T REIT Inc. (Letter dated June 4, 2001) and Wells Real Estate Investment Trust II, Inc. (Letter dated December 3, 2003).

          The Company respectfully submits that not having a requirement for providing advance notice for the amendment, suspension or termination of its share redemption program is consistent with the notice period for the share repurchase programs of Behringer Harvard REIT I, Inc. (SEC No-Action Letter, 2004 WL 2439520 (Oct. 26, 2004)) and Apple REIT Six, Inc. (SEC No-Action Letter, 2006 WL 1880375 (June 30, 2006)), both of which were granted no-action relief by the Commission. As with the Company's proposed share redemption program, the share redemption programs of Behringer Harvard REIT I, Inc. and Apple REIT Six, Inc. are permitted to be amended, suspended or terminated by the board of directors without advance notice. Therefore, the Company believes that its share redemption program is consistent with the relief granted by the Division in the Behringer Harvard REIT I, Inc. and Apple REIT Six, Inc. no-action letters.

Financial Statements, page F-1

24.
We will continue to monitor your subsequent amendments for inclusion of audited financial statements.

          The Company acknowledges the Staff's comment and supplementally advises the Staff that it will include the Company's audited financial statements in a subsequent amendment.

Annex A—Prior Performance Tables

25.
Please ensure that you provide all of the disclosure required by Industry Guide 5. For example only, we note that you omitted Table I. Additionally, please provide disclosure based on the individual programs, rather than aggregating the information, and please ensure that you include all of the programs required by the tables. Further, it appears that line items are missing from Tables. For example, please include the line item "Receivable on Net Purchase Money Financing" in Table IV. Alternatively, please explain why you believe your disclosure is consistent with the requirements of Guide 5.

          In response to the Staff's comment, the Company has reviewed the disclosure required by Industry Guide 5. The Company respectfully submits to the Staff that it believes that Table I of Industry Guide 5 is not required to be included, as there are no CPA Programs the offerings of which have closed since January 1, 2009. While the primary offering of the CPA Program, Corporate Property Associates 17–Global Incorporated ("CPA: 17"), was terminated in April 2011, CPA: 17 simultaneously commenced a follow-on offering, which has not yet closed. The Company respectfully submits that, because CPA: 17 is currently engaged in a follow-on offering, it should not be included in Table I of the Prior Performance Tables. With respect to Table II of Industry Guide 5, the disclosure of the CPA Programs is aggregated because as discussed above, there are no CPA Programs the offerings of which have closed since January 1, 2009. Therefore, we have included the required disclosure in Table II for all other programs (and have indicated the names of such programs) in accordance with the instruction no. 2 to Table II of Industry Guide 5.

Stacie Gorman
Jennifer Gowetski
United States Securities and Exchange Commission

          In addition, the Company has reviewed the disclosure required by Industry Guide 5, and has revised the disclosure on pages A-2 through A-13, and II-5 as necessary to ensure it is consistent with the requirements.

Table III—Operating Results of Prior Programs, page A-4

CPA®:16—Global

26.
Please provide Net Income (Loss) as required in Table III pursuant to Securities Act Industry Guide 5. The amount currently reported as Net Income (Loss)—GAAP Basis is Net Income (Loss) Attributable to CPA®:16—Global Shareholders, not Net Income (Loss), as such amount takes into consideration the impacts of noncontrolling interests. Please advise or revise.

          In response to the Staff's comment, the disclosure has been revised as requested on page A-4.

Exhibits

27.
Please file all required exhibits as promptly as possible. If you are not in a position to file your legal opinions with the next amendment, please provide a draft copy for us to review.

          In response to the Staff's comment, draft copies of the legal and tax opinions have been enclosed in this letter for your review.

28.
We note that you filed an unexecuted version of your articles of amendment and restatement as exhibit 3.1. Please note that the final executed version of this document must be filed prior to effectiveness. Please refer to Item 601(b)(3) of Regulation S-K.

          The Company acknowledges the Staff's comment and supplementally advises the Staff that it will include the final executed version of its articles of amendment and restatement as Exhibit 3.1 in a future amendment to the Registration Statement.

If you have any questions or if we may be of any further assistance, please do not hesitate to contact me at (212) 878-8526.

Sincerely,

/s/ Kathleen L. Werner

Kathleen L. Werner

Enclosures

cc: Trevor P. Bond
      Michael McTiernan, Assistant Director, United States Securities and Exchange Commission

[                        ], 2012

Corporate Property Associates 18—Global Incorporated
50 Rockefeller Plaza
New York, New York 10020

Ladies and Gentlemen:

        We have acted as counsel to Corporate Property Associates 18—Global Incorporated, a Maryland corporation (the "Company") in connection with the offer and sale by the Company of shares of its common stock, par value $0.001 per share (the "Common Stock"), consisting of shares of Class A Common Stock ("Class A Common Stock") and shares of Class C Common Stock ("Class C Common Stock"), having a maximum aggregate offering price of up to $1,400,000,000, including up to $400,000,000 of Common Stock issuable pursuant to the Company's Distribution Reinvestment and Stock Purchase Plan (the "DRIP Plan"). The Common Stock will be sold pursuant to the Company's Registration Statement on Form S-11 (File No. 333-[                        ]) (together with any amendments thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act").

        In rendering the opinion expressed below, we have examined and relied upon originals or copies, certified or otherwise identified to our satisfaction, of such corporate records, documents, certificates and other instruments as in our judgment are necessary or appropriate. As to factual matters relevant to the opinion set forth below, we have, with your permission, relied upon certificates of officers of the Company and public officials.

        Based on the foregoing, and such other examination of law and fact as we have deemed necessary, we are of the opinion that the Common Stock has been duly and validly authorized and, when issued and sold in the manner contemplated by the prospectus for the offering of shares of Common Stock included in the Registration Statement and, in the case of the Common Stock issuable under the DRIP Plan, in the manner contemplated by that plan, such shares of Common Stock will be legally issued, fully paid and non-assessable under Maryland law.

        This letter has been prepared for your use in connection with the Registration Statement and is based upon the law as in effect and the facts known to us on the date hereof. We have not undertaken to advise you of any subsequent changes in the law or of any facts that hereafter may come to our attention.

        We consent to the filing of this opinion as an exhibit to the Registration Statement and to the reference to us under the caption "Legal Opinions" in the prospectus, which is a part of the Registration Statement. In giving this consent, we do not concede that we are within the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations of the Commission thereunder.

Very truly yours,

Corporate Property Associates 18—
Global Incorporated
50 Rockefeller Plaza
New York, NY 10020

    Re:
    REIT Qualification of Corporate Property Associates 18—
    Global Incorporated

Ladies and Gentlemen:

        We have acted as your special tax counsel in connection with the issuance by Corporate Property Associates 18—Global Incorporated, a Maryland corporation (the "Company"), of common stock, par value $0.001 per share, having a maximum aggregate offering price of up to $1,400,000,000, including up to $400,000,000 which are issuable pursuant to the Company's Distribution Reinvestment Plan, pursuant to the initial Registration Statement on Form S-11 filed by the Company with the Securities and Exchange Commission of the United States (the "Registration Statement").

        In rendering this opinion, we have examined and relied on the following documents:

          1.     the Charter of the Company;

          2.     the Bylaws of the Company;

          3.     the unexecuted Agreement of Limited Partnership of CPA:18 Limited Partnership (the            "Partnership");

          4.     a letter of certain representations of the Company dated                        (the "Certificate of Representations"); and

          6.     the Registration Statement.

        In our examination of the foregoing documents, we have assumed that (i) all representations and statements in such documents are true and correct, (ii) any documents which have not yet been executed or adopted will be executed or adopted without substantial modification, and (iii) Company will operate in accordance with the method of operation described in its organizational documents, the Registration Statement and the Certificate of Representations. For purposes of rendering this opinion, we have also assumed that each representation contained in the Certificate of Representations is accurate and complete and that the signature on the Certificate of Representations is genuine.

        Based on the foregoing and in reliance thereon, and subject thereto and on an analysis of the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations thereunder, judicial authority and current administrative rulings and such other laws and facts as we have deemed relevant and necessary, we hereby state our opinion that (1) commencing with its taxable year ending December 31, 2013, the Company has been organized in conformity with the requirements for qualification and taxation as a real estate investment trust ("REIT") under the Code, and its proposed manner of operations will enable it to satisfy the requirements for qualification and taxation as a REIT for taxable years commencing with its taxable year ending December 31, 2013, and (2) the statements in the Registration Statement under the caption "United States Federal Income Tax Considerations," to the extent they describe matters of federal income tax law or legal conclusions relating thereto, are correct in all material aspects. This opinion represents our legal judgment, but it has no binding effect or official status of any kind, and no assurance can be given that contrary positions may not be taken by the Internal Revenue Service or a court.

        The Company's qualification as a REIT will depend upon the continuing satisfaction by the Company and, given the Company's current ownership in the Partnership, by the Partnership, of the requirements of the Code relating to qualification for REIT status, which requirements include those that are dependent upon actual operating results, distribution levels, diversity of stock ownership, asset composition, source of income and record keeping. We do not undertake to monitor whether the Company or the Partnership actually will satisfy the various REIT qualification tests. We express no opinion as to the laws of any jurisdiction other than the Federal income tax laws of the United States of America to the extent specifically referred to herein.

        This opinion is furnished in connection with the transaction described herein. We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the reference to Venable LLP in the Registration Statement under the captions "Legal Opinions" and "United States Federal Income Tax Considerations." In giving such consent, we do not thereby admit that we are within the category of persons whose consent is required under Section 7 of the Securities Act.

        This opinion is expressed as of the date hereof, and we disclaim any undertaking to advise you of any subsequent changes in the matters stated, represented or assumed herein, or of any subsequent changes in applicable law.

Very truly yours,

2